UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

For Immediate Release

Bi-Lo Holdings and Delhaize Group Receive U.S. FTC Clearance for Proposed Merger

JACKSONVILLE, Fla., Feb. 25, 2014 – Bi-Lo Holdings, LLC and Delhaize Group (Euronext Brussels: DELB – NYSE: DEG) today announced they have received approval from the Federal Trade Commission (FTC) to proceed with the transaction in which Bi-Lo Holdings will acquire substantially all of the stores in the Sweetbay, Harveys and Reid’s supermarket chains from Delhaize. Bi-Lo Holdings agreed to divest 12 Delhaize America stores in the states of Fla., Ga., and S.C., and Delhaize Group has agreed to retain two additional stores and convert them to the Food Lion banner, pursuant to a consent order accepted by the FTC for public comment on February 25, 2014. The order is subject to final approval by the FTC after the close of a 30-day comment period.

“We have been preparing for the integration of the Sweetbay, Harveys and Reid’s banners and store associates for many months and are delighted to now move forward and welcome them to the Bi-Lo Holdings family,” said R. Randall Onstead, president and CEO of Bi-Lo Holdings.

“We would like to thank the associates of Sweetbay, Harveys, and Reid´s for their outstanding accomplishments,” said Delhaize Group CEO Frans Mueller. “As we complete the transition process, we share our deepest appreciation for their many contributions and service to our customers during their tenure with our company.”

The 12 divested stores and their respective buyers, the two Delhaize America retained stores, and the anticipated transition dates for each store are as follows:

Store	Location	Buyer	Banner	*Deal Closing Dates
Sweetbay #1883	Arcadia, Fla.	Rowe’s IGA X, LLC	Rowe’s IGA	March 22, 2014
Sweetbay #1791	Wauchula, Fla.	Rowe’s IGA VIII, LLC	Rowe’s IGA	March 29, 2014
Sweetbay #1879	Lake Placid, Fla.	Rowe’s IGA VII, LLC	Rowe’s IGA	April 5, 2014
Sweetbay #1795	Dunnellon, Fla.	Rowe’s IGA IX, LLC	Rowe’s IGA	April 12, 2014
Harveys #2374	Statesboro, Ga.	Homeland	Food World	May 3, 2014
Harveys #2375	Statesboro, Ga.	Homeland	Food World	May 3, 2014
Harveys #2336	Vidalia, Ga.	Homeland	Food World	May 3, 2014
Harveys #2378	Bainbridge, Ga.	Food Giant Supermarkets, Inc.	Food Giant	May 10, 2014
Harveys #2379	Madison, Fla.	Food Giant Supermarkets, Inc.	Food Giant	May 10, 2014
Harveys #2349	Waynesboro, Ga.	W. Lee Flowers and Company, Inc.	KJ’s Market IGA	May 10, 2014
Harveys #2370	Sylvania, Ga.	W. Lee Flowers and Company, Inc.	KJ’s Market IGA	May 17, 2014
Reid’s #442	Batesburg, S.C.	W. Lee Flowers and Company, Inc.	KJ’s Market IGA	May 31, 2014
Reid’s #2167	Hampton, S.C.	Retained by Delhaize Group	Food Lion	N/A
Harveys #2398	Americus, Ga.	Retained by Delhaize Group	Food Lion	N/A

*	Sorted by buyer

In addition to the sale of the 12 store leases and related assets, the buyers of the 12 stores will provide each store employee the opportunity to interview for continued employment.

Bi-Lo Holdings and Delhaize Group anticipate that the acquisition of the Sweetbay, Harvey’s and Reid’s supermarkets will begin on March 22, 2014 and be complete on May 31, 2014, subject to the satisfaction of remaining closing conditions.

About Bi-Lo Holdings

Bi-Lo Holdings, LLC, the parent company of BI-LO and Winn-Dixie grocery stores, is the ninth-largest traditional supermarket chain in the United States. The company employs nearly 60,000 associates who serve customers in 697 grocery stores and 482 in-store pharmacies throughout the eight southeastern states of Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. BI-LO and Winn-Dixie are well-known and well-respected regional brands with deep heritages, strong neighborhood ties, proud histories of giving back, talented and loyal associates, and strong commitments to providing the best possible quality and value to customers. For more information, please visit www.bi-lo.com and www.winn-dixie.com.

Forward-Looking Statements

This press release includes forward-looking statements about future events, which involve risks and uncertainties. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will,” “could,” “may,” “plan,” “potential,” “likely,” “goal,” “target,” “objective,” “outlook,” “seek” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements reflect our current expectations, based on currently available information, and are not guarantees of performance. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, these expectations could prove inaccurate as such statements involve risks and uncertainties, many of which are beyond our ability to control or predict. Should one or more of these risks or uncertainties, or other risks or uncertainties not currently known to us or that we currently deem to be immaterial, materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. For these reasons, we caution you against relying on forward-looking statements, which speak only as of the date on which they are made. Except as may be required by applicable law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made or to reflect the occurrence of unanticipated events.

# # #

Contact:

Brian Wright	Christy Phillips-Brown
Vice President, Communications & Community	Director, External Communications
(904) 370-6104	(704) 310-2221
brianwright@biloholdings.com	CPhillips-brown@foodlion.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	February 28, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President